                                              FILED PURSUANT TO RULE 425
                                              Filer:  eCredit.com, Inc.
                                              Subject Company: eCredit.com, Inc.

                                              Commission File No.: 333-34722


THIS COMMUNICATION IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE VARIOUS FILINGS OF INTERNET CAPITAL GROUP, INC. THAT HAVE BEEN MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING INTERNET CAPITAL GROUP'S REGISTRATION STATEMENT ON FORM S-4, WHICH RELATES TO THE EXCHANGE OFFER BEING MADE BY INTERNET CAPITAL GROUP FOR SHARES OF eCREDIT.COM. INVESTORS AND STOCKHOLDERS MAY OBTAIN A COPY OF THE REGISTRATION STATEMENT (AND THE PROSPECTUS CONTAINED THEREIN) FROM COMMERCIAL RETRIEVAL SERVICES AND FOR NO CHARGE AT THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT http://www.sec.gov.

                                                      eCredit.com.com, Inc. logo


      Position Statement Concerning Exchange Offer of ICG Holdings, Inc.

     eCredit.com, Inc. ("eCredit.com") and certain stockholders of eCredit.com have entered into an Exchange Offer Agreement dated as of February 24, 2000 with Internet Capital Group, Inc. ("ICG") and ICG Holdings, Inc., a wholly-owned subsidiary of ICG ("Holdings"), pursuant to which Holdings has agreed to exchange shares of ICG Common Stock, which at February 24, 2000 had a value of approximately $450 million, for 30% of the presently fully-diluted Common Stock of eCredit.com (the "Offer"). After careful consideration, on February 17, 2000, the eCredit.com board of directors (a) approved the Offer, the Exchange Offer Agreement and the other transactions contemplated by the Exchange Offer Agreement, (b) determined that the terms of the Offer were fair to, and in the best interest of, eCredit.com and its stockholders, and (c) determined to recommend that you accept the terms of the Offer.

     In reaching its decision to approve the Offer and recommend that you accept its terms and participate in the transactions contemplated thereby, the eCredit.com board of directors consulted with management of eCredit.com, as well as its financial and legal advisors, and considered, as of February 17, 2000, a variety of factors, including the following:

     - The fact that the approximate value of the ICG shares to be exchanged for eCredit.com shares, as of February 17, 2000, represented a premium of approximately 191% over the per share price paid in December 1999 for shares of eCredit.com's most recent series of convertible preferred stock.

     - The belief of the eCredit.com board of directors that eCredit.com will have an opportunity to access ICG's partner companies as potential customers for eCredit.com's Global Financing Network.

     - The marketplace benefits of eCredit.com being associated with ICG, which is one of the better known B2B e-commerce companies.

     - The terms of the Exchange Offer Agreement, the Offer and the related agreements, as negotiated.

     - The fact that eCredit.com stockholders will continue to retain a significant ownership interest in eCredit.com after the closing of the Offer.

     - The likelihood that eCredit.com will seek to effect an initial public offering of its common stock, the completion of which can not be assured, at an initial public offering price that could be higher or lower than the price per share offered by ICG in the Offer.

     This discussion of the information and factors considered by the board of directors of eCredit.com is not intended to be exhaustive but includes material factors considered by the board of directors. In reaching its determination to approve and recommend the Offer, as of February 17, 2000, the board of directors of eCredit.com did not assign any relative or specific weights to those factors, and individual directors may have given differing weights to differing factors.

     From February 17, 2000 to May 19, 2000, the sales price of the ICG Common Stock on the Nasdaq National Market declined from $116.75 to $29.9375 per share. While the eCredit.com board of directors is required by the terms of the Exchange Offer Agreement to include in this Position Statement the recommendation described above, the eCredit.com board of directors is not in a position, as a result of the recent significant decline in the sales price of the ICG Common Stock, to make any current recommendation to eCredit.com stockholders as to whether they should tender any shares to ICG in the Offer.


                                   eCredit.com, Inc.

                                   By its Board of Directors

                                   May 24, 2000

This communication is filed with the Securities and Exchange Commission pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors and stockholders are urged to read the various filings of Internet Capital Group, Inc. that have been made with the Securities and Exchange Commission, including Internet Capital Group's registration statement on Form S-4 (file number 333-34722), which relates to the exchange offer being made by Internet Capital Group for shares of eCredit.com. Investors and stockholders may obtain a copy of the registration statement (and the prospectus contained therein) from commercial retrieval services and for no charge at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

Safe Harbor Language

This communication contains forward-looking statements that are subject to risks and uncertainties. We caution you not to place undue reliance on these statements. Forward-looking statements include the potential access that we may obtain with Internet Capital Group partners, the potential marketplace benefits of the relationship with Internet Capital Group, the possible public offering of eCredit.com stock, the value of Internet companies, including eCredit.com, and securities market conditions relating to the value of the Internet Capital Group, Inc. common stock to be received on the exchange offer. You should note that many factors could affect our actual financial results as well as those of Internet Capital Group, Inc., and could cause actual results to differ materially from those in the forward-looking statements, including the factors described in Internet Capital Group, Inc.'s Registration Statement on Form S-4 (file number 333-34722) filed with the Securities and Exchange Commission.